Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252212

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 2 DATED JUNE 15, 2022

TO THE PROSPECTUS DATED MAY 3, 2022

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc., dated May 3, 2022 as supplemented by Supplement No. 1 dated May 13, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of July 1, 2022;
●	the calculation of our May 31, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance;
●	updated risk factors; and
●	updated experts information.

●             JULY 1, 2022 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of July 1, 2022 (and redemptions as of June 30, 2022) is as follows:

Share Class	Transaction Price (per share)
Class T	$8.8824
Class S	8.8824
Class D	8.8824
Class I	8.8824
Class E	8.8824

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2022. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             MAY 31, 2022 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at blackcreekgroup.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by Black Creek Diversified Property Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter (our “Advisor”), helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of May 31, 2022 and April 30, 2022:

	As of
(in thousands)	May 31, 2022	April 30, 2022
Investments in office properties	$605,100	$603,750
Investments in retail properties	835,900	837,250
Investments in residential properties	1,677,600	1,665,100
Investments in industrial properties	1,389,650	1,385,850
Total investment in real estate properties	4,508,250	4,491,950
Investment in unconsolidated joint venture partnerships	103,436	102,092
Debt-related investments	108,219	107,719
DST Program Loans	83,352	80,454
Total investments	4,803,257	4,782,215
Cash and cash equivalents	31,318	27,016
Restricted cash	4,475	4,254
Other assets	51,250	50,596
Line of credit, term loans and mortgage notes	(1,771,483)	(1,841,619)
Financing obligations associated with our DST Program	(1,033,780)	(994,906)
Other liabilities	(64,095)	(58,545)
Accrued performance participation allocation	(17,912)	(15,899)
Accrued advisory fees	(2,744)	(2,663)
Noncontrolling interests in consolidated joint venture partnerships	(1,255)	(1,235)
Aggregate Fund NAV	$1,999,031	$1,949,214
Total Fund Interests outstanding	225,055	220,765

The following table sets forth the NAV per Fund Interest as of May 31, 2022 and April 30, 2022:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of May 31, 2022
Monthly NAV	$1,999,031	$187,416	$391,113	$70,798	$563,439	$486,689	$299,576
Fund Interests outstanding	225,055	21,100	44,032	7,971	63,433	54,792	33,727
NAV Per Fund Interest	$8.8824	$8.8824	$8.8824	$8.8824	$8.8824	$8.8824	$8.8824
As of April 30, 2022
Monthly NAV	$1,949,214	$178,268	$372,865	$68,582	$545,992	$485,719	$297,788
Fund Interests outstanding	220,765	20,190	42,230	7,768	61,838	55,012	33,727
NAV Per Fund Interest	$8.8294	$8.8294	$8.8294	$8.8294	$8.8294	$8.8294	$8.8294

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of May 31, 2022, we estimated approximately $44.7 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of May 31, 2022, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Residential	Industrial	Weighted-Average Basis
Exit capitalization rate	6.03%	6.21%	4.63%	4.76%	5.15%
Discount rate / internal rate of return	6.60%	6.85%	5.91%	5.68%	6.11%
Average holding period (years)	9.6	10.0	10.0	10.1	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Residential	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.05%	2.51%	3.85%	3.98%	3.53%
	0.25% increase	(2.81)%	(2.32)%	(3.45)%	(3.58)%	(3.19)%
Discount rate (weighted-average)	0.25% decrease	2.05%	1.90%	2.03%	2.12%	2.04%
	0.25% increase	(2.00)%	(1.86)%	(1.98)%	(2.06)%	(1.99)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of May 31, 2022, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●             STATUS OF THIS OFFERING

As of June 1, 2022, we had raised gross proceeds of approximately $37.0 million from the sale of approximately 4.2 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $1.9 million. As of June 1, 2022, approximately $9.96 billion in shares remained available for sale pursuant to this offering, including approximately $1.50 billion in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of May 31, 2022, our consolidated investments include 79 real estate properties totaling approximately 16.8 million square feet located in 30 markets throughout the U.S., which were 95.1% leased.

As of May 31, 2022,our leverage ratio was 36.7% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investment in unconsolidated joint venture partnerships and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

The following table sets forth the total shareholder returns for the periods ended May 31, 2022:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.53)%	16.81%	7.32%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.88	20.90	7.46
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.53)	16.81	7.32
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.88	20.90	7.46
Class D Share Total Return (3)	0.93	21.62	7.79
Class I Share Total Return (3)	0.96	21.93	8.19
Class E Share Total Return (3)	0.96	21.93	8.24

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             RISK FACTORS

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision does not apply to claims under the Securities Act, the Exchange Act, any other claim for which the federal courts have exclusive jurisdiction or any action or proceeding against us arising out of, or in connection with, the sale of securities or out of violation of state securities laws. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the Maryland General Corporation Law to authorize the adoption of such provisions.

●             EXPERTS

The statements included in this Supplement under the section titled “May 31, 2022 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.